January 14, 2025

VIA EDGAR AND EMAIL
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Division of Corporation Finance Office of Real Estate & Construction
Re: MacKenzie Realty Capital, Inc. (the “Company”)
Pre-effective Amendment No. 2 of Offering Statement on Form 1-A filed January 13, 2025
File No. 024-12541

To the Commission:
On behalf of the Company, I hereby request qualification of the above-referenced offering statement at 4:15 p.m. Eastern time on January 15, 2025, or as soon as practicable thereafter.
Please contact me at 925.235.1006 or by email at chip@mackenziecapital.com when the qualification is effective.

Sincerely,

/s/ Chip Patterson

Chip Patterson

Cc: Steve Barrett
Steven F. Carman